                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No. ___)*


                                NET2PHONE, INC.

                               (Name of Issuer)


                    Common Stock, par value $.01 per share

                        (Title of Class of Securities)


                                   64108N106

                                (CUSIP Number)


                             Nancy E. Barton, Esq.
                     General Electric Capital Corporation
                              260 Long Ridge Road
                         Stamford, Connecticut  06927
                                (203) 357-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 July 29, 1999

            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------
  CUSIP NO. 64108N106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      GE Capital Equity Investments, Inc.    06-1268495
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 2,322,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              1,280,833
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,267,581
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  24.0%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Commons Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      GENERAL Electric Capital Corporation   13-1500700
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                 2,322,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                         1,280,833
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                 0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,267,581
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                  24.0%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Commons Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        National Broadcasting Company, Inc.    14-1682529
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

                              0
                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         8
   BENEFICIALLY
     OWNED BY                 2,322,333
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
     PERSON          9
      WITH
                              1,041,500
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        2,267,581
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        24.0%**
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO
------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Commons Stock and Class A Stock of the Issuer is 5.5%. The foregoing percentages are based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        National Broadcasting Company Holding, Inc.       13-3448662
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

                              Disclaimed (See 11 below)
                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         8
   BENEFICIALLY
     OWNED BY                 0
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
     PERSON          9
      WITH
                              Disclaimed (See 11 below)
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        Not Applicable (See 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        General Electric Capital Services, Inc.     06-1095035
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

                              Disclaimed (See 11 below)
                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         8
   BENEFICIALLY
     OWNED BY                 0
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
     PERSON          9
      WITH
                              Disclaimed (See 11 below)
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        Beneficial ownership of all shares desclaimed by General Electric Capital Services Inc.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Not Applicable (See 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        General Electric Company      14-0689340
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

                              Disclaimed (See 11 below)
                   -----------------------------------------------------------
                          SHARED VOTING POWER
     NUMBER OF       8
      SHARES
   BENEFICIALLY               0
     OWNED BY      -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
    REPORTING        9
     PERSON
      WITH                    Disclaimed (See 11 below)
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        Beneficial ownership of all shares disclaimed by General Electric
        Company
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        Not Applicable (See 11 above)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
        CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D

-----------------------
  CUSIP No. 64108N106
-----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        Snap! LLC     74-2883162
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
        WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7

                              305,248
                   -----------------------------------------------------------
     NUMBER OF            SHARED VOTING POWER
      SHARES         8
   BENEFICIALLY
     OWNED BY                 0
       EACH        -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
     PERSON          9

                              305,248
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                              0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        305,248
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        2.8% **
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
        CO
------------------------------------------------------------------------------

** Represents the Reporting Person's ownership percentage of the outstanding shares of Common Stock of the Issuer. The Reporting Person's ownership percentage of the aggregate outstanding shares of Commons Stock and Class A Stock of the Issuer is 0.6%. The foregoing percentages are based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999.

ITEM 1.   SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Net2Phone, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 171 Main Street, Hackensack, New Jersey 07601.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed by GE Capital Equity Investments, Inc. ("GECEI"), for and on behalf of itself, National Broadcasting Company, Inc. ("NEC"), National Broadcasting Company Holding, Inc. ("NBCH"), General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. ("GECS"), General Electric Company ("GE") and Snap! LLC ("Snap"). NBC is a wholly-owned subsidiary of NBCH. GECEI is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS and NBCH are wholly-owned subsidiaries of GE. Snap is primarily owned by NBC and CNET, Inc. ("CNET"), and NBC appoints a majority of the Board of Managers of Snap. GECEI, NBC, NBCH, GE Capital, GECS, GE and Snap are referred to herein collectively as the "Reporting Persons". An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 3.

     GECEI is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GECEI are the making, managing and disposing of investments in private and public companies. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations. NBCH is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBCH are the ownership of television and cable broadcast network and television station operations. Snap is a Delaware limited liability company with its principal executive offices at 1 Beach Street, San Francisco, California 94133. The principal business activities of Snap are the developing and providing of web-based tools that help users access, navigate and personalize the resources of the Internet. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, NBCH, GE Capital, GECS, GE and Snap are set forth on Schedules A, B, C, D, E, F and G attached hereto, respectively.

     Except as set forth on Schedule H hereto, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 13, 1999, the Issuer and GECEI entered into a Series A Subscription Agreement (the "Subscription Agreement") providing for the purchase on that day by GECEI of 750,000 shares of Series A Preferred Stock (the "Series A Preferred Stock") from the Issuer, and warrants to purchase 15,000 shares of Common Stock, for an aggregate purchase price of $7,500,000. The source of funds used to purchase the shares and the warrants was the working capital of GECEI.

     On June 18, 1999, Snap, GECEI and the Issuer entered into a Stock Transfer Agreement (the "Transfer Agreement") providing for the purchase on that day by Snap from GECEI of 100,000 shares of Series A Preferred Stock and warrants to purchase 2,000 shares of Common Stock, for an aggregate purchase price of

$1,000,000. A copy of the Transfer Agreement is attached hereto as Exhibit 3. The source of funds used to purchase the shares and the warrants was the working capital of Snap.

     After the consummation of the transactions contemplated by the Subscription Agreement and the Transfer Agreement, the Issuer engaged in a three-for-one stock split of its Class A Common Stock, par value $.01 per share (the "Class A Stock") and Common Stock. After the stock split, GECEI held 650,000 shares of Series A Preferred Stock convertible into 1,950,000 shares of Class A Stock and warrants to purchase 39,000 shares of Common Stock, and Snap held 100,000 shares of Series A Preferred Stock convertible into 300,000 shares of Class A Stock and warrants to purchase 6,000 shares of Common Stock.

     Pursuant to the Certificate of Incorporation of the Issuer, as amended (the "Certificate"), giving effect to the Issuer's stock split described above, each share of Series A Preferred Stock is convertible into three shares of Class A Common Stock. Also pursuant to the Certificate, each share of Class A Stock is convertible, at any time and at the option of the holder thereof, into one fully paid and nonassessable share of Common Stock. Each share of Class A Stock entitles the holder thereof to two (2) votes on all matters to be voted on by the stockholders of the Issuer. Each share of Common Stock entitles the holder thereof to one (1) vote on all matters to be voted on by the stockholders of the Issuer. In all other respects, the Class A Stock and the Common Stock have the same rights and privileges and rank equally, share ratably and are identical in respects as to all matters, including rights of liquidation.

     The shares of Series A Preferred Stock were converted into Class A Stock upon the consummation of the Issuer's initial public offering. In addition, each of GECEI and Snap elected to exercise their warrants to purchase Common Stock. GECEI elected to purchase all 39,000 of the warrant shares it held for cash, of which 16,500 shares are allocated to NBC. Snap elected to purchase all of its warrant shares by exercise of its cashless exercise right, leaving Snap with 5,248 shares of Common Stock. In addition, GECEI purchased $5.0 million of Common Stock at $15 per share, or 333,333 shares of Common Stock, at the initial public offering. The source of funds used to purchase the shares was the working capital of GECEI. Of these shares, 133,333 are allocated to GECEI, and 200,000 are allocated to NBC. All shares purchased by GECEI and NBC are being issued in the name of GECEI.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     GECEI, NBC and Snap acquired the shares of Common Stock of the Issuer as an investment and hold them in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer.

     Each of GECEI, NBC and Snap intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

     Pursuant to the Subscription Agreement, so long as GECEI, its affiliates and beneficial owners (the "GE Investors") hold a majority of the Class A Stock originally purchased under the Subscription Agreement, the GE Investors will be entitled to nominate, and the Issuer and its directors shall use their best efforts to secure the election of a person to serve as a director of the Issuer. In lieu of electing a director, the GE Investors may select a representative to attend all meetings of the Issuer's board of directors in a nonvoting observer capacity.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

     Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of the date hereof, GECEI and NBC beneficially own in the aggregate 2,627,581 shares of Common Stock of the Issuer, (i) representing approximately 24.0% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common

Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999) and (ii) representing approximately 5.5% of the combined outstanding shares of Common Stock and Class A Stock of the Issuer (based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29,
1999).

     As of the date hereof, Snap beneficially owns in the aggregate 305,248 shares of Common Stock of the Issuer, (i) representing approximately 2.8% of the outstanding shares of Common Stock of the Issuer (based on the number of shares of Common Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29, 1999) and (ii) representing approximately 0.6% of the combined outstanding shares of Common Stock and Class A Stock of the Issuer (based on the number of shares of Common Stock and Class A Stock outstanding as of July 29, 1999 as reported in the Issuer's Form S-1/A dated as of July 29,
1999).

     Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock of the Issuer.

     (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 6, GECEI and NBC have entered into an arrangement with respect to the voting and disposition of the Class A Stock and Common Stock acquired under the Purchase Agreement and acquired upon the exercise of the warrants acquired under the Purchase Agreement.

     Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Issuer which they may be deemed to beneficially own.

     (c) Except as disclosed in Item 3 hereof, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the common stock of the Issuer during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

     Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GE Capital, GECS or GE is the "beneficial owner" of any shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The responses to Items 3 and 4 are incorporated herein by reference.

     GECEI and NBC have entered into an oral agreement with respect to the shares of Common Stock acquired under the Purchase Agreement, the warrants and the directed stock offering. Pursuant to the arrangement, GECEI and NBC have agreed, with respect to the shares to share voting power with respect to all of such shares and to allocate sole dispositive power in the manner set forth on the cover pages of this filing.

     Except as disclosed in this Item 6, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
  No.          Description of Exhibit
-------        ----------------------
   1 Series A Subscription Agreement, dated as of May 13, 1999, by and between Net2Phone, Inc. and GE Capital Equity Investments, Inc.

   2 Stock Transfer Agreement by and among Net2Phone, Inc., GE Capital Equity Investments, Inc. and Snap! LLC, dated June 18, 1999.

   3 Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital Corporation, General Electric Capital Services, Inc., General Electric Company, National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc. and Snap! LLC, dated August 9, 1999.

   4 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Company.

   5 Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric Capital Services, Inc.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 1999



                                  GE CAPITAL EQUITY INVESTMENTS, INC.

                                  By: /s/ Michael B. Pralle
                                     -------------------------------------------
                                     Name: Michael E. Pralle
                                     Title:   President


                                  GENERAL ELECTRIC CAPITAL CORPORATION

                                  By: /s/ Michael B. Pralle
                                     -------------------------------------------
                                     Name: Michael E. Pralle
                                     Title:   Vice President


                                  GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                  By: /s/ Michael B. Pralle
                                     -------------------------------------------
                                     Name: Michael E. Pralle
                                     Title:  Attorney-in-Fact


                                  GENERAL ELECTRIC COMPANY

                                  By: /s/ Michael B. Pralle
                                     -------------------------------------------
                                     Name: Michael E. Pralle
                                     Title:  Attorney-in-Fact


                                  NATIONAL BROADCASTING COMPANY, INC.

                                  By: /s/ Thomas A. Rogers
                                     -------------------------------------------
                                     Name:  Thomas A. Rogers
                                     Title: Executive Vice President

                                  NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                  By: /s/ Thomas A. Rogers
                                     -------------------------------------------
                                     Name:  Thomas A. Rogers
                                     Title: Executive Vice President


                                  SNAP! LLC

                                  By: /s/ Andrew P. Hyde
                                     -------------------------------------------
                                     Name:  Andrew P. Hyde
                                     Title: Chief Financial Officer

                          SCHEDULE A TO SCHEDULE 13D

                 Filed by GE Capital Equity Investments, Inc.

                      GE CAPITAL EQUITY INVESTMENTS, INC.
                            DIRECTORS AND OFFICERS

                         PRESENT                   PRESENT
                         BUSINESS                  PRINCIPAL
NAME                     ADDRESS                   OCCUPATION

DIRECTORS
Michael E. Pralle        GE Capital Equity         President, Chairman of the
                         Investments, Inc.         Board
                         120 Long Ridge Road
                         Stamford, CT 06927

OFFICERS

Michael E. Pralle        GE Capital Equity         President, Chairman of the
                         Investments, Inc.         Board
                         120 Long Ridge Road
                         Stamford, CT 06927

Jonathan K. Sprole       GE Capital Equity         Senior Vice President,
                         Investments, Inc.         General Counsel & Secretary
                         120 Long Ridge Road
                         Stamford, CT 06927

Paul Licursi             GE Capital Equity         Vice President, - Finance &
                         Investments, Inc.         Treasure
                         120 Long Ridge Road
                         Stamford, CT 06927

Joeseph Swezey           GE Capital Equity         Vice President - Controller
                         Investments, Inc.
                         120 Long Ridge Road
                         Stamford, CT 06927

Barbara J. Gould         GE Capital Equity         Senior Vice President,
                         Investments, Inc.         Associate General Counsel
                         120 Long Ridge Road       and Assistant Secretary
                         Stamford, CT 06927

Bryant Cohen             GE Capital Equity         Vice President - Taxes
                         Investments, Inc.
                         120 Long Ridge Road
                         Stamford, CT 06927

Each person listed above is a citizen of the United States of America.

                          SCHEDULE B TO SCHEDULE 13D

                 Filed by General Electric Capital Corporation

                     GENERAL ELECTRIC CAPITAL CORPORATION

BOARD OF DIRECTORS

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Nancy E. Barton
Senior Vice President, General Counsel
and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James R. Bunt
Vice President and Treasurer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

David M. Cote
President and Chief Executive Officer
GE Appliances
Appliance Park
Louisville, KY  40225
Citizenship:  U.S.A.

Dennis D. Dammerman
Vice Chairman and Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Benjamin W. Heineman, Jr.
Senior Vice President,
 General Counsel and Secretary
General Electric Company

3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Jeffrey R. Immelt
President and Chief Executive Officer
GE Medical Systems
3000 N. Grandview Blvd.
Waukesha, WI  53188
Citizenship:  U.S.A.

W. James McNerney, Jr.
President and Chief Executive Officer
GE Aircraft Engines
One Neumann Way
Cincinnati, OH  45215-6301
Citizenship:  U.S.A.

John H. Myers
Chairman and President
GE Investment Corporation
3003 Summer Street
Stamford, CT  06904
Citizenship:  U.S.A.

Robert L. Nardelli
President and Chief Executive Officer
GE Power Systems
One River Road
Schenectady, NY  12345
Citizenship:  U.S.A.

Denis J. Nayden
President and Chief Operating Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Senior Vice President, Finance
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Gary M. Reiner
Senior Vice President and Chief Information Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

John M. Samuels
Vice President and Senior Counsel,
Corporate Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Keith S. Sherin
Senior Vice President and Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

John F. Welch, Jr.
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Denis J. Nayden
President and Chief Executive Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Executive Vice President and Chief Financial Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
1600 Summer Street
Stamford, CT  06927
Citizenship:  U.S.A.

Nancy E. Barton
Senior Vice President,
General Counsel and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Stephen M. Bennett
Senior Vice President, E-Business
General Electric Capital Corporation
777-C Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Colica
Senior Vice President and Manager
Global Risk Management
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Richard D'Avino
Senior Vice President, Taxes
General Electric Capital Corporation
777 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael D. Fraizer
Senior Vice President
Insurance/Investment Products
General Electric Capital Corporation
6604 West Broad Street
Taylor Building
Richmond, VA  23230
Citizenship:  U.S.A.

Robert L. Lewis
Senior Vice President and General Manager
Structured Finance Group
General Electric Capital Corporation
120 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Marc J. Saperstein
Senior Vice President, Human Resources
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Jeffrey S. Werner
Senior Vice President, Corporate Treasury
and Global Funding Operation
General Electric Capital Corporation
201 High Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

                          SCHEDULE C TO SCHEDULE 13D

               Filed by General Electric Capital Services, Inc.

DIRECTORS

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

Nancy E. Barton
Senior Vice President, General Counsel
  and Secretary
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James R. Bunt
Vice President and Treasurer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

David M. Cote
President and Chief Executive Officer
GE Appliances
Appliance Park
Louisville, KY  40225
Citizenship:  U.S.A.

Dennis D. Dammerman
Vice Chairman and Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Benjamin W. Heineman, Jr.
Senior Vice President,
  General Counsel and Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Jeffrey R. Immelt
President and Chief Executive Officer
GE Medical Systems
3000 N. Grandview Blvd.
Waukesha, WI  53188
Citizenship:  U.S.A.

W. James McNerney, Jr.
President and Chief Executive Officer
GE Aircraft Engines
One Neumann Way
Cincinnati, OH  45215-6301
Citizenship:  U.S.A.

John H. Myers
Chairman and President
GE Investment Corporation
3003 Summer Street
Stamford, CT  06904
Citizenship:  U.S.A.

Robert L. Nardelli
President and Chief Executive Officer
GE Power Systems
One River Road
Schenectady, NY  12345
Citizenship:  U.S.A.

Denis J. Nayden
President and Chief Operating Officer
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Senior Vice President, Finance
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Gary M. Reiner
Senior Vice President and Chief Information Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

John M. Samuels
Vice President and Senior Counsel,
  Corporate Taxes
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Keith S. Sherin
Senior Vice President and Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Corporation
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

John F. Welch, Jr.
Chairman and Chief Executive Officer
General Electric Company
3135 Easton Turnpike
Fairfield, CT  06431
Citizenship:  U.S.A.

EXECUTIVE OFFICERS

Dennis D. Dammerman
Chairman and Chief Executive Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Denis J. Nayden
President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Nigel D. T. Andrews
Executive Vice President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  Great Britain

David L. Calhoun
President and Chief Executive Officer
Employers Reinsurance Corporation
5200 Metcalf
Overland Park, KS  66201
Citizenship:  U.S.A.

Michael A. Neal
Executive Vice President
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Parke
Executive Vice President and Chief Financial Officer
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Edward D. Stewart
Executive Vice President
General Electric Capital Services, Inc.
1600 Summer Street
Stamford, CT  06927
Citizenship:  U.S.A.

Nancy E. Barton
Senior Vice President, General Counsel and Secretary
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Stephen M. Bennett
Senior Vice President, E-Business
General Electric Capital Corporation
777-C Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

James A. Colica
Senior Vice President and Manager
Global Risk Management
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Richard D'Avino
Senior Vice President, Taxes
General Electric Capital Services, Inc.
777 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Marc J. Saperstein
Senior Vice President, Human Resources
General Electric Capital Services, Inc.
260 Long Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

Jeffrey S. Werner
Senior Vice President, Corporate Treasury
  and Global Funding Operation
General Electric Capital Services, Inc.
201 High Ridge Road
Stamford, CT  06927
Citizenship:  U.S.A.

                          SCHEDULE D TO SCHEDULE 13D

                       Filed by General Electric Company

DIRECTORS
                        PRESENT                              PRESENT
NAME                    BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
J.I.Cash, Jr.           Harvard Business School              Professor of Business
                        Baker Library 187                    Administration-Graduate
                        Soldiers Field                       School of Business
                        Boston, MA 02163                     Administration, Harvard
                                                             University

S.S. Cathcart           222 Wisconsin Avenue                 Retired Chairman,
                        Suite 103                            Illinois Tool Works
                        Lake Forest, IL 60045

D.D. Dammerman          General Electric Company             Vice Chairman of the Board
                        3135 Easton Turnpike                 and Executive Officer,
                        Fairfield, CT 06431                  General Electric Company;
                                                             Chairmanand Chief
                                                             Executive Officer, General
                                                             Electric Capital Services,
                                                             Inc.

P. Fresco               Fiat SpA                             Chairman of the Board,
                        via Nizza 250                        Fiat SpA
                        10126 Torino, Italy

A. M. Fudge             Kraft Foods, Inc.                    Executive Vice President
                        555 South Broadway
                        Tarrytown, NY  10591

C.X. Gonzalez           Kimberly-Clark de Mexico,            Chairman of the Board
                        S.A. de C.V.                         and Chief Executive
                        Jose Luis Lagrange 103,              Officer,
                        Tercero Piso                         Kimberly-Clark de Mexico,
                        Colonia Los Morales                  S.A. de C.V.
                        Mexico, D.F. 11510, Mexico

A. Jung                 Avon Products, Inc.                  President and Chief
                        1345 Avenue of the Americas          Operating Officer,
                        New York, NY  10105                  Avon Products, Inc.

K.G. Langone            Invemed Associates, Inc.             Chairman, President and
                        375 Park Avenue                      Chief Executive Officer,
                        New York, NY  10152                  Invemed Associates, Inc.

G.G. Michelson          Federated Department Stores          Former Member of the
                        151 West 34th Street                 Board of Directors,
                        New York, NY 10001                   Federated Department
                                                             Stores

S. Nunn                 King & Spalding                      Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, Georgia 30303

J.D. Opie               General Electric Company             Vice Chairman of the
                        3135 Easton Turnpike                 Board and Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

R.S. Penske             Penske Corporation                   Chairman of the Board
                        13400 Outer Drive, West              and President, Penske
                        Detroit, MI 48239-4001               Corporation

F.H.T. Rhodes           Cornell University                   President Emeritus
                        3104 Snee Building                   Cornell University
                        Ithaca, NY 14853

A.C. Sigler             Champion International               Retired Chairman of the
                        Corporation                          Board and CEO
                        1 Champion Plaza                     and former Director,
                        Stamford, CT 06921                   Champion International
                                                             Corporation

D.A. Warner III         J. P. Morgan & Co., Inc.             Chairman of the Board,
                        & Morgan Guaranty Trust Co.          President, and Chief
                        60 Wall Street                       Executive Officer,
                        New York, NY 10260                   J.P. Morgan & Co.
                                                             Incorporated and Morgan
                                                             Guaranty Trust Company

J.F. Welch, Jr.         General Electric Company             Chairman of the Board
                        3135 Easton Turnpike                 and Chief Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

                                    CITIZENSHIP

                                C. X. Gonzalez               Mexico
                                P. Fresco                    Italy
                                Andrea Jung                  Canada
                                All Others                   U.S.A.

EXECUTIVE OFFICERS

                        PRESENT                              PRESENT
NAME                    BUSINESS ADDRESS                     PRINCIPAL OCCUPATION

J.F. Welch, Jr.         General Electric Company             Chairman of the Board and
                        3135 Easton Turnpike                 Chief Executive Officer
                        Fairfield, CT 06431

P.D. Ameen              General Electric Company             Vice President and
                        3135 Easton Turnpike                 Comptroller
                        Fairfield, CT 06431

J.R. Bunt               General Electric Company             Vice President and
                        3135 Easton Turnpike                 Treasurer
                        Fairfield, CT 06431

D.L. Calhoun            General Electric Company             Senior Vice President -
                        Nela Park                            GE Lighting
                        Cleveland, OH  44122

W.J. Conaty             General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 Human Resources
                        Fairfield, CT 06431

D.M. Cote               General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 GE Appliances
                        Fairfield, CT 06431

D.D. Dammerman          General Electric Company             Vice Chairman of the Board
                        3135 Easton Turnpike                 and Executive Officer,
                        Fairfield, CT 06431                  General Electric Company;
                                                             Chairman and Chief
                                                             Executive Officer, General
                                                             Electric Capital Services,
                                                             Inc.

L.S. Edelheit           General Electric Company             Senior Vice President -
                        P. O. Box 8                          Corporate Research
                        Schenectady, NY 12301                and Development

B.W. Heineman, Jr.      General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 General Counsel and
                        Fairfield, CT 06431                  Secretary

J.R. Immelt             General Electric Company             Senior Vice President -
                        P.O. Box 414                         GE Medical Systems
                        Milwaukee, WI 53201

G.S. Malm               General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 Asia
                        Fairfield, CT 06431

W.J. McNerney, Jr.      General Electric Company             Senior Vice President -
                        1 Neumann Way                        GE Aircraft Engines
                        Cincinnati, OH  05215

R.L. Nardelli           General Electric Company             Senior Vice President -
                        1 River Road                         GE Power Systems
                        Schenectady, NY 12345

R.W. Nelson             General Electric Company             Vice President -



                        3135 Easton Turnpike                 and Executive Officer
                        Fairfield, CT 06431

G.M. Reiner             General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 Chief Information Officer
                        Fairfield, CT 06431

J.G. Rice               General Electric Company             Vice President -
                        2901 East Lake Road                  GE Transportation Systems
                        Erie, PA  16531

G.L. Rogers             General Electric Company             Senior Vice President -
                        1 Plastics Avenue                    GE Plastics
                        Pittsfield, MA 01201

K.S. Sherin             General Electric Company             Senior Vice President -
                        3135 Easton Turnpike                 Finance and Chief Financial
                        Fairfield, CT 06431                  Officer

L.G. Trotter            General Electric Company             Senior Vice President -
                        41 Woodford Avenue                   GE Industrial Systems
                        Plainville, CT 06062

                                        CITIZENSHIP

                          G. S. Malm                       Sweden
                          All Others                       U.S.A.

                          SCHEDULE E TO SCHEDULE 13D

                 Filed by National Broadcasting Company, Inc.

                      NATIONAL BROADCASTING COMPANY, INC.
                       DIRECTORS AND EXECUTIVE OFFICERS

                        PRESENT                              PRESENT
NAME                    BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
DIRECTORS
S.S. Cathcart           222 Wisconsin Avenue                 Retired Chairman,
                        Suite 103                            Illinois Tool Works
                        Lake Forest, IL 60045

Andrea Jung             Avon Products, Inc.                  President and Chief
                        1345 Avenue of the Americas          Operating Officer,
                        New York, NY  10105                  Avon Products, Inc.

G.G. Michelson          Federated Department Stores          Former Member of the
                        151 West 34th Street                 Board of Directors,
                        New York, NY 10001                   Federated Department Stores

E. F. Murphy            General Electric Company             Vice Chairman of the
                        3135 Easton Turnpike                 Board and Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

S. Nunn                 King & Spalding                      Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, Georgia 30303

J.D. Opie               General Electric Company             Vice Chairman of the
                        3135 Easton Turnpike                 Board and Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

R.S. Penske             Penske Corporation                   Chairman of the Board
                        13400 Outer Drive, West              and President, Penske
                        Detroit, MI 48239-4001               Corporation

F.H.T. Rhodes           Cornell University                   President Emeritus
                        3104 Snee Building                   Cornell University
                        Ithaca, NY 14853

A.C. Sigler             Champion International               Retired Chairman of the
                        Corporation                          Board and CEO
                        1 Champion Plaza                     and former Director,
                        Stamford, CT 06921                   Champion International
                                                             Corporation


D.A. Warner III         J. P. Morgan & Co., Inc.             Chairman of the Board,
                        & Morgan Guaranty Trust Co.          President, and Chief
                        60 Wall Street                       Executive Officer,
                        New York, NY 10260                   J.P. Morgan & Co.
                                                             Incorporated and Morgan
                                                             Guaranty Trust Company

J.F. Welch, Jr.         General Electric Company             Chairman of the Board
                        3135 Easton Turnpike                 and Chief Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

EXECUTIVE OFFICERS

John F. Welch Jr.       National Broadcasting                Chairman
                        Company, Inc.
                        3135 Easton Turnpike
                        Fairfield, CT 06431

Robert C. Wright        National Broadcasting                Chief Executive
                        Company, Inc.                        Officer & President
                        30 Rockefeller Plaza
                        New York, NY 10112

Mark Begor              National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

William Bolster         CNBC, Inc.                           Executive Vice
                        2200 Fletcher Ave.                   President
                        Fort Lee, NJ 07024

Richard Cotton          National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Duncan Ebersol          National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Randel A. Falco         National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Andrew Lack             National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112


Donald Ohlmeyer         National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Thomas Rogers           National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Scott Sassa             National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Edward Scanlon          National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Patrick Wallace         National Broadcasting                Executive Vice
                        Company, Inc.                        President
                        30 Rockefeller Plaza
                        New York, NY 10112

Kassie Canter           National Broadcasting                Senior Vice President
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112


Each person listed above is a citizen of the United States of America except
                    Andrea Jung, who is a citizen of Canada.

                           SCHEDULE F TO SCHEDULE 13

             Filed by National Broadcasting Company Holding, Inc.

                  NATIONAL BROADCASTING COMPANY HOLDING, INC.
                       DIRECTORS AND EXECUTIVE OFFICERS

                        PRESENT                              PRESENT
NAME                    BUSINESS ADDRESS                     PRINCIPAL OCCUPATION

DIRECTORS
S.S. Cathcart           222 Wisconsin Avenue                 Retired Chairman,
                        Suite 103                            Illinois Tool Works
                        Lake Forest, IL 60045

Andrea Jung             Avon Products, Inc.                  President and Chief
                        1345 Avenue of the Americas          Operating Officer,
                        New York, NY  10105                  Avon Products, Inc.

G.G. Michelson          Federated Department Stores          Former Member of the
                        151 West 34th Street                 Board of Directors,
                        New York, NY 10001                   Federated Department
                                                             Stores

E. F. Murphy            General Electric Company             Vice Chairman of the
                        3135 Easton Turnpike                 Board and Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

S. Nunn                 King & Spalding                      Partner, King & Spalding
                        191 Peachtree Street, N.E.
                        Atlanta, Georgia 30303

J.D. Opie               General Electric Company             Vice Chairman of the
                        3135 Easton Turnpike                 Board and Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

R.S. Penske             Penske Corporation                   Chairman of the Board
                        13400 Outer Drive, West              and President, Penske
                        Detroit, MI 48239-4001               Corporation

F.H.T. Rhodes           Cornell University                   President Emeritus
                        3104 Snee Building                   Cornell University
                        Ithaca, NY 14853

A.C. Sigler             Champion International               Retired Chairman of the
                        Corporation                          Board and CEO
                        1 Champion Plaza                     and former Director,
                        Stamford, CT 06921                   Champion International
                                                             Corporation

D.A. Warner III         J. P. Morgan & Co., Inc.             Chairman of the Board,
                        & Morgan Guaranty Trust Co.          President, and Chief
                        60 Wall Street                       Executive Officer,
                        New York, NY 10260                   J.P. Morgan & Co.
                                                             Incorporated and Morgan
                                                             Guaranty Trust Company

J.F. Welch, Jr.         General Electric Company             Chairman of the Board
                        3135 Easton Turnpike                 and Chief Executive
                        Fairfield, CT 06431                  Officer, General Electric
                                                             Company

EXECUTIVE OFFICERS

Robert C. Wright        National Broadcasting                Chief Executive
                        Company, Inc.                        Officer & President
                        30 Rockefeller Plaza
                        New York, NY 10112


Thomas Rogers           National Broadcasting                Executive Vice President
                        Company, Inc.
                        30 Rockefeller Plaza
                        New York, NY 10112

Each person listed above is a citizen of the United States of America except Andrea Jung, who is a citizen of Canada.

                          SCHEDULE  G TO SCHEDULE 13D

                              Filed by Snap! LLC

                                   SNAP! LLC
                            DIRECTORS AND OFFICERS



DIRECTORS

                      PRESENT                          PRESENT
NAME                  BUSINESS ADDRESS                 PRINCIPAL OCCUPATION

MANAGERS
Mark Begor            National Broadcasting Company,   Manager
                      Inc.
                      30 Rockefeller Plaza
                      New York, NY  10112

Randel A. Falco       National Broadcasting Company,   Manager
                      Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Thomas Rogers         National Broadcasting Company,   Manager
                      Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Scott Sassa           National Broadcasting Company,   Manager
                      Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Martin Yudkovitz      National Broadcasting Company,   Manager
                      Inc.
                      30 Rockefeller Plaza
                      New York, NY 10112

Shelby Bonnie         CNET, Inc.                       Manager
                      150 Chestnut Street
                      San Francisco, CA  94111

Thomas Melcher        CNET, Inc.                       Manager
                      150 Chestnut Street
                      San Francisco, CA  94111

Halsey Minor          CNET, Inc.                       Manager
                      150 Chestnut Street
                      San Francisco, CA  94111

Douglas Woodrum       CNET, Inc.                       Manager
                      150 Chestnut Street
                      San Francisco, CA  94111

OFFICERS

Halsey Minor          Snap! LLC                        President and
                      One Beach Street                 CEO
                      San Francisco, CA  94111

Edmond Sanctis        Snap! LLC                        Vice President
                      One Beach Street                 and COO
                      San Francisco, CA  94111

Andrew Hyde           Snap! LLC                        Treasurer and
                      One Beach Street                 CFO
                      San Francisco, CA  94111


Each person listed above is a citizen of the United States of America.

                          SCHEDULE H TO SCHEDULE 13D


           Item 2(d).       GE CONVICTIONS WITHIN THE PAST FIVE YEARS


          Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

          In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which
(it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

          At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (Pounds)5,000 and assessed costs of (Pounds)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

          Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           Item 2(e).

          GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                 EXHIBIT INDEX

Exhibit
  No.                             Description of Exhibit
-------                           ----------------------
      1         Series A Subscription Agreement, dated as of May 13, 1999, by and between Net2Phone, Inc. and GE
                Capital Equity Investments, Inc.

      2         Stock Transfer Agreement by and among Net2Phone, Inc., GE Capital Equity Investments, Inc. and
                Snap! LLC, dated June 18, 1999.

      3         Joint Filing Agreement by and among GE Capital Equity Investments, Inc., General Electric Capital
                Corporation, General Electric Capital Services, Inc., General Electric Company, National Broadcasting
                Company, Inc., National Broadcasting Company Holding, Inc. and Snap! LLC, dated August 9, 1999.

      4         Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                Company.

      5         Power of Attorney appointing Michael E. Pralle as agent and attorney-in-fact for General Electric
                Capital Services, Inc.